

August 29, 2022

John Noble Harris
Chief Executive Officer
Blackstar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

> **Re: Blackstar Enterprise Group, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed August 1, 2022**
> **File No. 333-257978**

Dear Mr. Harris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2022 letter.

Amended Form S-1 filed August 1, 2022

Cover page

1.   Please revise here and throughout to disclose your common stock is currently quoted on the OTC Pink marketplace and update market price disclosure to the most recent practicable date. Please also clarify in the second risk factor on page 11 that your common stock is quoted on OTC Pink with the attendant risks of limited liquidity.

Prospectus Summary
Description of Business, page 3

2.   Refer to your response to comment 1 and revisions on pages 37-44. For clarity, please

make corresponding revisions to your summary disclosure to state that your use of "digital shares" and similar terms are the typical way securities are held and traded and are the same as DTCC eligible book-entry securities and that you are not "tokenizing" securities, but instead are using DLT for "back office" functionality to record transactions.

Item 11. Information With Respect To The Registrant
A. Description Of Business
Business Summary, page 27

3.   Refer to your response to comment 2. Please clarify in the definition on BlackStar Digital Trading Platform ^{TM} on page 29 that the platform is not currently operational.

Proposed New Lines of Business, page 37

4.   Please revise the paragraphs under the "Background" subsection beginning on page 38 to remove the implication that your proposed platform will support transactions in crypto assets or explain the relevance of the discussion of tokens, coins, and other crypto assets.

Regulatory Challenges, page 43

5.   Refer to comment 9 and your disclosures on pages 43-44. Please specifically discuss here your anticipated time frame for initiating the process to obtain any necessary approvals and use separate subheadings for your discussion of existing applicable regulatory regimes and for your discussion of prospective regulations and regulatory challenges.

Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217, Acting Legal Branch Chief, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Christen Lambert